Exhibit (d)(2)

Schedule A

(As of May 16, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Samsung U.S. Natural Gas Infrastructure ETF	0.59%	May 13, 2025	May 15, 2025	May 16, 2025	May 13, 2027